UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 000-30902

COMPUGEN LTD.

(Translation of registrant’s name into English)

26 Harokmim Street

Holon 5885849, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Compugen Ltd.

On August 3, 2026, Compugen Ltd. (the “Company”) issued a press release reporting the Company’s 2026 second quarter results (the “Press Release”), a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K.

With the exception of the quotes attributable to Eran Ophir, Ph.D., information contained in the Press Release is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-295989.

Second Quarter 2026 Financial Results

The unaudited interim consolidated financial statements of the Company and its subsidiary as of June 30, 2026 and December 31, 2025 and for the six months ended June 30, 2026 and 2025 are furnished as Exhibit 99.2 to this Report on Form 6-K and incorporated by reference herein. Management’s Discussion and Analysis of Results of Operations and Financial Condition of the Company as of and for the six months ended June 30, 2026 are furnished as Exhibit 99.3 to this Report on Form 6-K and incorporated by reference herein.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-295989.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Press Release dated August 3, 2026.

99.2	Unaudited interim consolidated financial statements as of June 30, 2026 and December 31, 2025 and for the six months ended June 30, 2026 and 2025.

99.3	Management’s Discussion and Analysis of Results of Operations and Financial Condition of the Company as of and for the six months ended June 30, 2026.

101	The following financial information from Compugen Ltd.’s Report on Form 6-K, formatted in Inline XBRL (ieXtensible Business Reporting Language): (i) interim consolidated balance sheets as of June 30, 2026 and December 31, 2025; (ii) interim consolidated statements of comprehensive loss for the six months ended June 30, 2026 and 2025; (iii) interim consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2026 and 2025; (iv) interim consolidated statements of cash flows for the six months ended June 30, 2026 and 2025; and (v) notes to interim consolidated financial statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: August 3, 2026	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel